PR Units Tel.6266-4412~7/4368 Sept 12, 2005

Corporate reorganization to enhance customer focus & profitability

● Reorganization to strengthen sales and service functions
● Drastic streamlining and consolidation of support functions to enhance operational efficiency
● Conversion from the divisional chief system to the Executive Committee to enhance the decision-making process

Hanarotelecom incorporated (Acting CEO: Mr. Soon-yub Samuel Kwon, www.hanaro.com) announced today that it had reorganized its organization to provide superior customer service, promote organizational efficiency, and to maximize profitability.

Hanarotelecom explained that the restructuring was a move to bolster management of sales and service functions, reduce administrative staff functions, and increase operational efficiency.

Hanarotelecom explained that it would abolish the current chief-led division system and establish an Executive Committee that will make important decisions for the company.

Hanarotelecom added that it is focusing its resources on growing hanarotelecom as a ‘customer-centric’ company.

Accordingly, the organizational structure has been dramatically reduced to 4 Divisions, 10 Units, 3 Headquarters from the previous 7 Divisions, 29 Units and 4 Headquarters. 8 branch offices including Kangnam will remain unchanged.

Prior to the restructuring, 55 executives of hanarotelecom had tendered their resignation en masse on Sep. 6, 2005. The new structure reflects a reduction of 25 executives.

The administrative staffs will be streamlined and some redeployed to sales and customer service functions to maximize customer-facing operations.

Hanaro’s new, flexible organizational structure will enable the company to respond swiftly to market dynamics.

Meanwhile, Mr. Byung Moo Park of Newbridge Capital, one of the major shareholders of hanarotelecom said that ''the recent reports about hanarotelecom’s main shareholders preparing for an exit are groundless” and added that “there would be support for the continued growth and development of hanarotelecom.”